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SEC Mail Processing Section FEB 29 2016 Washington DC 416

SEC FILE NUMBER
8-65163

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/**15** (MM/DD/YY) AND ENDING 12/31/**15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SFG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Wanaque Avenue, Suite 301
(No. and Street)

Pompton Lakes	New Jersey	07442-2130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vasken H. Setrakian – President (212) 683-0793
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	NY	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Vasken Setrakian, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SFG Securities Inc., (Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Leonardo F Rodriguez
Notary Public
New Jersey
My Commission Expires 01-23-2020
No. 50009000



Vasken Setrakian, President

Sworn and subscribed to before me this 24 day of February, 2016.

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	9
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.	10

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
SFG Securities, Inc.

We have audited the accompanying financial statements of SFG Securities, Inc., (the "Company") (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SFG Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 31, 2016

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

SFG SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

Cash	$ 8,569
Prepaid expenses	1,400
Total Assets	$ 9,969

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 1,000
Corporate tax payable	325
Total Liabilities	1,325
Contingencies	-
Stockholder's Equity	
Common stock - no par value	
1,500 shares authorized,	
1 share issued and outstanding	1
Additional paid-in capital	59,999
Accumulated (deficit)	(51,356)
Total Stockholder's Equity	8,644
Total Liabilities and Stockholder's Equity	$ 9,969

See accompanying notes to the financial statements.

SFG SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	$ 5,000
Costs and Expenses:	
Licenses & other	3,115
Insurance expense	472
Professional fee	9,372
Office expense	1,815
Rent	6,000
Taxes	325
Total Costs and Expenses	21,099
Net (Loss)	$ (16,099)

See accompanying notes to the financial statements.

SFG SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:	
Net (Loss)	$ (16,099)
Adjustment to reconcile net loss to	
net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
(Increase) in prepaid expenses	497
(Increase) in other receivable	1,205
(Increase) in accounts payable and accrued expenses	1,000
Net cash (used) by operating activities	(13,397)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Stockholder contribution	10,000
Net cash provided by financing activities	10,000
Net increase in cash	(3,397)
Cash at beginning of year	11,966
Cash at end of year	$ 8,569

See accompanying notes to the financial statements.

SFG SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2015	$ 1	$ 49,999	$ (35,257)	$ 14,743
Shareholder contribution		10,000	-	10,000
Net (loss) for the year	-	-	(16,099)	(16,099)
Balances, December 31, 2015	$ 1	$ 59,999	$ (51,356)	$ 8,644

See accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

SFG Securities, Inc. was formed November 29, 2001 in the State of Delaware as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company is a wholly-owned subsidiary of Setrakian Financial Group LLC.

The Company intends to refer US companies to potential investors.

The Company has a December 31 year-end.

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section k(2)(i) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2015 the Company had net capital of $7,244, which was $2,244 in excess of the amount required.

4. INCOME TAXES

The Company's financial statements are prepared using the accrual basis of accounting and the tax return is prepared using the cash basis of accounting. At December 31, 2015, there were no significant differences between book net income and tax net income.

5. OPERATING LEASE

In January 2015, the Company leased its office facility at 200 Wanaque Ave, Prompton Lakes, NJ, expiring on December 31, 2017. The Company's monthly rent is $500.

6. RELATED PARTY TRANSACTIONS

Setrakian Financial Group LLC, the holding company, made a $10,000 contribution to capital during the year ending December 31, 2015.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 31, 2016, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

SFG SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL:	
Total stockholder's equity	$ 8,644
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(1,400)
Net capital before haircuts on securities positions	7,244
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 7,244
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 1,325
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 88
Minimum net capital required	$ 5,000
Excess net capital	$ 2,244
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 1,244
Percentage of aggregate indebtedness to net capital is	18%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$ 7,244
Audit adjustment	-
Net capital as reported above	$ 7,244

The above computation agrees with the December 31, 2015 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

See Independent Auditors' Report.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
SFG Securities, Inc

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) SFG Securities, Inc (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that SFG Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 31, 2016

SFG SECURITIES, INC.

200 WANAQUE AVENUE, SUITE 301, POMPTON LAKES, NJ 07442

Assertions Regarding Exemption Provisions

SFG Securities, Inc operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2015 without exception.



Vasken Setrakian, President

January 31, 2016

SFG SECURITIES, INC.
(SEC I.D. No. 8-65163)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS